UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report regarding the Completion of Senior Notes Issuance dated December 2, 2014

Item 1

Immediate Report regarding the Completion of Senior Notes Issuance

Further to the Company's immediate reports dated November 12, 2014 and November 20, 2014 (reference numbers: 2014-02-193314 and 2014-02-200433, respectively), the Company hereby wishes to report that on December 2, 2014 it has completed the private issuance of senior notes pursuant to Section 144A and Regulation S of the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe and Israel, at an aggregate principal amount of $800 million, due December 2, 2024 (the "Repayment Date").

The notes (the "Notes") carry a coupon of 4.5% to be paid in semiannual installments on June 2 and December 2 of each year, beginning June 2, 2015, until the Repayment Date. The interest entitlement dates have been set according to the instructions of the Tel Aviv Stock Exchange Ltd., and shall occur on May 21 and November 20 of each year. The Notes were issued at a price of 99.285% to yield 4.59%, for the total consideration of $794,280,000.

The Notes are unsecured and issued as a single series. The terms of the Notes require the Company to comply with certain covenants, including a limitation on liens, certain restrictions on sale and lease back transactions, and standard restrictions on merger and/or transfer of assets.  The Company is also required to offer to repurchase the Notes upon the occurrence of certain “change of control” events. The terms of the Notes also include customary events of default, including a cross-acceleration to other material indebtedness.

The Company is entitled to optionally redeem the outstanding Notes at any time prior to the Repayment Date, under certain agreed terms, and subject to payment, in certain events, of an agreed redemption premium.

The Notes have been rated BBB (stable) by Standard and Poor's (see the immediate report dated November 12, 2014, reference number: 2014-02-193314) and BBB (stable) by Fitch Rating Ltd. (attached hereto).

The Notes have been approved to be registered for trade in the TACT Institutional, by the Tel-Aviv Stock Exchange Ltd.

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444
www-icl-group.com

FITCH RATES ISRAEL CHEMICALS'
USD800M NOTES FINAL 'BBB'

Fitch Ratings-London/Moscow-02 December 2014: Fitch Ratings has assigned Israel Chemicals Ltd's (ICL) USD800m 4.5% senior unsecured notes due 2024 a final 'BBB' senior unsecured rating.

The notes are rated in line with the ICL's 'BBB' Issuer Default Rating, as typically applied for the unsecured debt of investment-grade issuers. The note holders rank equally with ICL's other senior unsecured debt holders, and benefit from a low portion of ICL's prior ranking debt - securitised accounts receivable - at well below Fitch's 2.0x-2.5x EBITDA guidance.

KEY RATING DRIVERS

Focus on Fertilisers
ICL is a medium-sized diversified chemical company with a focus on potash and phosphate-based fertilisers, which account for nearly 55% of revenues and 75% of operating profit. ICL's exposure to non-agriculture end-markets, including flame retardants, food additives and value-added phosphoric acids, accounts for the remaining 45% of revenues. Despite asset concentration in Israel and western Europe, the company's revenues are diversified across regions with 43% sales in EMEA, 31% in Americas and 23% in Asia.

Fertiliser Demand Drivers and Volatility
In the short-term global fertiliser demand is driven by grain prices and yields across regions, which translates into a volatile price environment. In the longer run demand is driven by population growth, limited arable land area and dietary changes driven by developing economies. Rising living standards and changes in nutrition habits are reflected in a shift to greater consumption of animal protein, which requires a higher application of fertilisers per gram.

Potash Underpins Strong Margins
In 2013 ICL's potash segment generated 67% of the company's operating profits with a 37% operating margin, which is well above other segments' performance (below 15%). The Israel-based Dead Sea potash deposit is key to ICL's potash performance, accounting for 4 million tonnes per annum (mtpa) of ICL's overall 6mtpa potash capacity. Moreover, the Dead Sea deposit's favourable logistics and production costs place ICL on the lower part of the global potash cost curve. ICL's other potash capacities in the UK and Spain are less cost-competitive and are placed on the upper part of the global potash cost curve.

Specialty Phosphate-Based Products
ICL is self-sufficient in phosphates via its phosphate deposit in Negev desert, Israel. Phosphate mining is placed on the upper part of the global phosphate cost curve; however, ICL processes over 70% of its phosphate rock further into value-added compound and specialty fertilisers, food additives, flame retardants etc. ICL has a more balanced end-market mix for phosphates than the global average (nearly 90% of phosphates are used in fertiliser production), which contributes to lower margin volatility.

Bromine Market Challenges
ICL is a global leader in the production of bromine, a co-product of potash at the Dead Sea facility. ICL is a cost leader in bromine, albeit the market size is fairly small. European and US environmental regulators are investigating environmental issues surrounding certain specific bromine-based flame retardants (nearly 40% of global bromine use in 2013), driving ICL to develop alternative bromine-based retardants and bromine uses in other industries.

Financial Profile Bottoming Out
Following a 25% global potash price rebasement in 2H13 and phosphate market pressure in 4Q13, ICL delivered a 23% EBITDA margin in 2013 compared with 27%-31% in previous years. Coupled with a USD500m one-off special dividend in 1Q14 on top of regular dividend payments, we estimate this to result in funds from operations (FFO) adjusted net leverage (leverage) of 2.2x-2.4x in 2014, up from 1.5x in 2013. We expect the fertiliser market to demonstrate a single-digit price recovery in 2H14 and 2015, translating into margin recovery to 24%-25% by 2015. ICL's cost efficiency initiatives could add another five percentage points to EBITDA margin by 2017.

Sheshinski Committee Implications
The Sheshinski Committee's conclusion issued in October 2014 will affect the taxation of ICL's Israel-based mining operations starting from 2017. In response, ICL has indicated it may reassess its investments totalling USD1.7bn in low-cost Israeli basins. In addition to home market capex cuts, Fitch believes that the company, faced with lower net income, may cut dividends. This will largely mitigate the immediate taxation impact on the company's free cash flow generation under our calculations. ICL's future under-investment in Israel's competitive resources and the pressure on its business profile and ability to generate long-term operational cash flow remain the primary credit risk.

RATING SENSITIVITIES

Positive: Future developments that could lead to positive rating actions include:

-	Maintaining a conservative leverage profile with FFO adjusted net leverage consistently less than 1x

-	A more diversified business profile resulting in a lower dependence on the fertiliser segment in EBITDA generation

Negative: Future developments that could lead to negative rating action include:

-	Inability to limit the negative cash flow implications of the Sheshinski Committee decision

-	Market pressure and an inability to optimise costs leading to sustained margin deterioration

-	FFO adjusted net leverage consistently greater than 2.5x

-	FFO fixed charge coverage ratio consistently less than 6x (2013: 26x)

Contact:

Principal Analyst
Dmitri Kazakov, CFA
Associate Director +7
495 956 7075

Supervisory Analyst
Jeffrey Woodruff, CFA
Senior Director
+44 20 3530 1281
Fitch Ratings Limited
30 North Colonnade
London E14 5GN

Committee Chair
Alex Griffiths
Managing Director
+44 20 3530 1709

Media Relations: Peter Fitzpatrick, London, Tel: +44 20 3530 1103, Email: peter.fitzpatrick@fitchratings.com.

Additional information is available on www.fitchratings.com. For regulatory purposes in various jurisdictions, the supervisory analyst named above is deemed to be the primary analyst for this issuer; the principal analyst is deemed to be the secondary.

Applicable criteria, 'Corporate Rating Methodology: Including Short-Term Ratings and Parent and Subsidiary Linkage', dated 28 May 2014, are available at www.fitchratings.com.

Applicable Criteria and Related Research:

Corporate Rating Methodology - Including Short-Term Ratings and Parent and Subsidiary Linkage http://www.fitchratings.com/creditdesk/reports/report_frame.cfm?rpt_id=749393

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/ UNDERSTANDING CREDIT RATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY'S PUBLIC WEBSITE 'WWW.FITCHRATINGS.COM'. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH'S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE 'CODE OF CONDUCT' SECTION OF THIS SITE. FITCH MAY HAVE PROVIDED ANOTHER PERMISSIBLE SERVICE TO THE RATED ENTITY OR ITS RELATED THIRD PARTIES. DETAILS OF THIS SERVICE FOR RATINGS FOR WHICH THE LEAD ANALYST IS BASED IN AN EU-REGISTERED ENTITY CAN BE FOUND ON THE ENTITY SUMMARY PAGE FOR THIS ISSUER ON THE FITCH WEBSITE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: December 2, 2014